Mr. Hugh West

Reviewing Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	First State Financial Corporation

Form 8-K

Filed April 23, 2009

File No. 000-50992

Dear Mr. West:

We are writing in response to your comment letter dated April 30, 2009 regarding the First State Financial Corporation Form 8-K filed April 23, 2009 (File No. 000-50992).

Please see our comments below in response to your letter.

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.	In the First State Financial Corporation Form 8-K filed April 23, 2009 we stated that the impact of restating our regulatory capital ratios on the consolidated balance sheet, statement of income, statement of cash flows and statement of changes in stockholders’ equity for the period has not been determined. We are filing an amended Form 8-K disclosing that impact, which is attached to this correspondence.

2.	When we file our amended Form 10-K/A, we will describe the effect of the restatement on the Chief Executive Officer’s and Chief Financial Officer’s conclusions regarding the effectiveness of the company’s disclosure controls and procedures.

In addition, First State Financial Corporation acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please feel free to contact either one of us at 941-330-1865 or 941-330-1867.

Sincerely,

/s/ John E. “Jed” Wilkinson	/s/ Dennis Grinsteiner
John E. “Jed” Wilkinson	Dennis Grinsteiner
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer